**Eun Ah Choi**
Vice President
Listing Qualifications

December 26, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 26, 2023 The Nasdaq Stock Market (the "Exchange") received from AMNEAL PHARMACEUTICALS, INC. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common Stock, par value $0.01 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration.

Sincerely,

*Eun Ah Choi*